811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com
LATHAM & WATKINS LLP	FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

August 9, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:
Ronald E. Alper, Staff Attorney

Re:
USA Compression Partners, LP
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-174803
Filed August 9, 2012

Ladies and Gentlemen:

        Set forth below is the response of USA Compression Partners, LP, a Delaware limited partnership (the "Partnership"), to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by telephone on June 13, 2012 with respect to the above referenced Registration Statement (the "Registration Statement").

        Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 7 to the Registration Statement ("Amendment No. 7").

        For your convenience, the response is prefaced by the Staff's corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 7, unless otherwise indicated. The response in this letter is based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

Amendment No. 7 to Registration Statement on Form S-1

  1.
  Please advise whether the director compensation disclosed in the Registration Statement is factored into estimated incremental selling, general and administrative expense in the Partnership's estimated cash available for distribution for the twelve months ending June 30, 2013.

    Response:    The director compensation disclosed in the Registration Statement is factored into the estimated incremental selling, general and administrative expense in the Partnership's estimated cash available for distribution for the twelve months ending June 30, 2013.

LATHAM & WATKINS LLP

  2.
  Please provide copies of any written communications with potential investors that are qualified institutional buyers or institutional accredited investors permitted by Section 5(d) of the Securities Act of 1933, as amended, or any research report concerning the Partnership published by a broker or dealer affiliated with an underwriter participating in the offering permitted by Section 2(a)(3) of the Securities Act.

    Response:    To date, there has not been any written communications with potential investors that are qualified institutional buyers or institutional accredit investors, or any research reports concerning the Partnership published by a broker or dealer affiliated with any underwriter participating in the offering. In the event that the Partnership uses any written communications or any broker or dealer affiliated with an underwriter participating in the offering publishes any research report, the Partnership will provide the Commission with copies of such written communication or research report.

  3.
  Please revise the Exhibit Index to correctly reflect the name of the partnership agreement of the Partnership.

    Response:    The Exhibit Index has been revised to reflect the correct name of the partnership agreement of the Partnership. Please see page II-2 and the Index to Exhibits.

        Please do not hesitate to contact me by telephone at (713) 546-7459 or by fax at (713) 546-5401 or Sean T. Wheeler by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Keith Benson Keith Benson of Latham & Watkins LLP
cc:
J. Gregory Holloway, USA Compression Partners, LP
Sean T. Wheeler, Latham & Watkins LLP
Mike Rosenwasser, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.